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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                           INTERPHARM HOLDINGS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   460588106
                                 (CUSIP Number)

                                 SEPTEMBER 11, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)
             [X]  Rule 13d-1(c)
             [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP NO. 460588106               Schedule 13G                     Page 2 of 15
---------------------                                         ------------------

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1.   Name of Reporting Person:          Aisling Capital II, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,330,617*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,330,617*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%*

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  PN
--------------------------------------------------------------------------------

--------------------

* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of 10,000 shares of Series C-1 Convertible Preferred Stock (the "Preferred Shares"). See Item 4(a).

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CUSIP NO. 460588106               Schedule 13G                     Page 3 of 15
---------------------                                         ------------------

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1.   Name of Reporting Person:          Aisling Capital Partners, LP
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,330,617*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,330,617*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  PN
--------------------------------------------------------------------------------

--------------------

* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

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CUSIP NO. 460588106               Schedule 13G                     Page 4 of 15
---------------------                                         ------------------

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1.   Name of Reporting Person:          Aisling Capital Partners LLC
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      Delaware

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         7,330,617*
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       -0-
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    7,330,617*
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  OO
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 5 of 15
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Steve Elms
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,330,617*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,330,617*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 6 of 15
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Dennis Purcell
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,330,617*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,330,617*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 7 of 15
---------------------                                         ------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Person:          Andrew Schiff
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                       (a)  [_]
     if a Member of a Group                                          (b)  [X]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
           Number of            5.  Sole Voting Power:         -0-
            Shares              ------------------------------------------------
         Beneficially           6.  Shared Voting Power:       7,330,617*
           Owned By             ------------------------------------------------
            Each                7.  Sole Dispositive Power:    -0-
          Reporting             ------------------------------------------------
           Person               8.  Shared Dispositive Power:  7,330,617*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,330,617*
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                          [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)         9.99%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                  IN
--------------------------------------------------------------------------------

--------------------
* This amount is an approximation, which includes 2,281,914 shares of common stock issuable upon the exercise of warrants and approximately 5,048,703 shares of common stock issuable upon the initial conversion of the Preferred Shares. See Item 4(a).

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 8 of 15
---------------------                                         ------------------


Item 1.   (a)     NAME OF ISSUER

                  Interpharm Holdings, Inc. (the "Company").

          (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  75 Adams Avenue
                  Hauppage, NY 11788

Item 2.   (a)     NAMES OF PERSONS FILING


                        This Statement is being filed on behalf of each of the
                  following persons (collectively, the "Reporting Persons")

                  (i) Aisling Capital II, LP, a Delaware limited partnership ("Aisling");

                  (ii) Aisling Capital Partners, LP, a Delaware limited partnership ("Aisling Partners" and general partner of Aisling);

                  (iii) Aisling Capital Partners LLC, a Delaware limited
                        liability company ("Aisling Partners GP" and general partner of Aisling Partners);

                  (iv) Mr. Steve Elms ("Mr. Elms" and a managing member of Aisling Partners GP);

                  (v) Mr. Dennis Purcell ("Mr. Purcell" and a managing member of Aisling Partners GP); and

                  (vi) Mr. Andrew Schiff ("Mr. Schiff" and a managing member of Aisling Partners GP);

          (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE


                  The address of the principal business offices of each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

          (c)     CITIZENSHIP

                  (i)   Aisling - a Delaware limited partnership

                  (ii)  Aisling Partners - a Delaware limited partnership

                  (iii) Aisling Partners GP - a Delaware limited liability
                        company

                  (iv)  Mr. Elms - United States

                  (v)   Mr. Purcell - United States

                  (vi)  Mr. Schiff - United States

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                     Page 9 of 15
---------------------                                         ------------------


          (d)     TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.01 per share (the "Common Stock" or "Shares")

          (e)     CUSIP NUMBER

                  460588106

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.   OWNERSHIP.

          (a)     AMOUNT BENEFICIALLY OWNED:

                  Each of the Reporting Persons may be deemed to beneficially own an aggregate of approximately 7,330,617 Shares, which includes 2,281,914 Shares issuable upon the exercise of warrants and approximately 5,048,703 Shares issuable upon the initial conversion of the Preferred Shares. The certificate of designations of the Preferred Shares provides that the holder of the Preferred Shares does not have the right to convert the Preferred Shares into Shares to the extent that such conversion would result in beneficial ownership by the holder of more than 9.99% of the number of Shares outstanding immediately after giving effect to such conversion. As a result of this provision, the Reporting Persons are reporting herein their beneficial ownership of the Shares representing 9.99% of the current outstanding Shares. If there was no such provision, as of the date hereof, the Reporting Persons would be able to own an additional 1,449,867 Shares issuable upon the initial conversion of the Preferred Shares held for the account of Aisling.

          (b)     PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 64,599,066 Shares outstanding as of September 11, 2006 each of the Reporting Persons may be deemed to beneficially own approximately 9.99% of the outstanding Common Stock.

          (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 7,330,617 Shares beneficially owned by Aisling.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 10 of 15
---------------------                                         ------------------


                  Reporting Persons, other than Aisling, Aisling Partners and Aisling Partners GP, may be deemed to share the power to direct the voting and disposition of the 7,330,617 Shares beneficially owned by Aisling.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Aisling in accordance with their ownership interests in Aisling.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

Item 10.  CERTIFICATION

          (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 11 of 15
---------------------                                         ------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of September 21, 2006

                                        AISLING CAPITAL II, LP


                                        By:   Aisling Capital Partners, LP
                                              General Partner


                                        By:   Aisling Capital Partners LLC
                                              Managing Member


                                        By:   /s/ Adele Kittredge Murray
                                              -------------------------------
                                              Name:  Adele Kittredge Murray
                                              Title: Secretary


                                        AISLING CAPITAL PARTNERS, LP


                                        By:   Aisling Capital Partners LLC
                                              Managing Member


                                        By:   /s/ Adele Kittredge Murray
                                              -------------------------------
                                              Name:  Adele Kittredge Murray
                                              Title: Secretary


                                        AISLING CAPITAL PARTNERS LLC


                                        By:   /s/ Adele Kittredge Murray
                                              -------------------------------
                                              Name:  Adele Kittredge Murray
                                              Title: Secretary

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 12 of 15
---------------------                                         ------------------




                                           /s/ Steve Elms
                                           ----------------------
                                           Steve Elms


                                           /s/ Dennis Purcell
                                           ----------------------
                                           Dennis Purcell


                                           /s/ Andrew Schiff
                                           ----------------------
                                           Andrew Schiff

---------------------                                         ------------------
CUSIP NO. 460588106               Schedule 13G                    Page 13 of 15
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                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.